PEARSON

03 OCT -2 7:21

PEARSON PLC

03032466

www.pearson.com

26 September 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   - ***The official biography of Queen Elizabeth the Queen Mother***
   - ***New white paper finds that technology……..***
   - ***Pearson wins two-year extension for New Jersey test***
   - ***The English Roses: The first five books by Madonna***
   - ***Les Echos, France's leading business daily relaunches***
   - ***Chief executive Marjorie Scardino's presentation……..***
   - ***Pearson Education acquires LessonLab***
   - ***Notes on a Scandal by Zok Heller…………***
   - ***Financial Times launches Asia edition***
   - ***Penguin Group launches television division***
   - ***Financial Times is Europe's leading daily newspaper………..***
   - ***Pearson Education chosen as one of 100 best companies……..***
   - ***Cisco Press Author Rouzbeh Yassini……..***
   - ***Cisco Press and Barnes & Noble announce……….***

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

dlw 10/2

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

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12 August 2003

The official biography of Queen Elizabeth the Queen Mother

Penguin Books is delighted to announce that it will publish William Shawcross's forthcoming official life of Queen Elizabeth The Queen Mother in the UK. The book will appear first in hardback in 2007 under Penguin's Allen Lane imprint.

William Shawcross will tell the story of the Queen Mother's life in the context of the century on which she made her mark. Shawcross has been granted access to an archive which includes the Queen Mother's private diaries, letters written to or by her over the course of a very long life, and her Household papers. The Queen, The Prince of Wales and other members of the Royal Family have agreed to talk to the author for the book.

William Shawcross said, "It is a great privilege and a great responsibility to be entrusted by the Queen to write the official life of Queen Elizabeth The Queen Mother. Her life spanned and reflected the century, and she always remained in touch with the momentous changes that took place in Britain and the world. The outpouring of affection for her after her death was an eloquent testimony to the role she played in British life. Her story is the story of the kingdom over 100 years of astonishing change. I have already started interviews and will be working full time on the project very soon.

"I am absolutely delighted that Penguin, which itself has a very distinguished history, will be publishing the book."

Stuart Proffitt, Publishing Director at Penguin, said, "As the official biographer, William Shawcross will be given unique access to the Royal Archives. As well as a biography, the book will also be a history of the century from the perspective of one of its most extraordinary and iconic women. There could be few more significant projects with which to be involved and I am looking forward immensely to working with Shawcross."

Further information

Rosie Glaisher, Publicity Director, Penguin Press.
Tel 020 7010 3150,
email rosie.glaisher@penguin.co.uk

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15 September 2003

New white paper finds that technology-based student information systems are essential if schools hope to reach NCLB reporting goals

Systems Such as Pearson's SASIxp Provide Information Repositories for All Key Data Points

MESA, Ariz. - A new report titled, "Building Success One Student at a Time: Leveraging Technology to Meet and Exceed NCLB and AYP Requirements," has found that the tools provided by sophisticated, technology-based student information systems will play a key role in turning vast amounts of raw data into usable knowledge for managing and guiding the education process as required by the No Child Left Behind (NCLB) Act.

Written by James F. Parsley, Ph.D., retired superintendent of Vancouver (Wash.) Public Schools and National Superintendent in Residence for the American Association of School Administrators, the paper explores the importance of comprehensive student information management and how these systems represent the foundation upon which the next generation of preK-12 education technologies will be built.

In his paper, Dr. Parsley discusses how advances in data management technologies not only provide the tools needed to meet today's stringent accountability demands - including the reporting mandates of the No Child Left Behind Act - but also provide access to critical information to shape daily instructional practice and advance the potential for learning and achievement. Examples cited include the SASIxpä student information system from Pearson Digital Learning, one of the most widely used student administrative systems in K-12 education. SASIxp provides administrators and educators with one-stop access to student demographics, attendance, schedules, discipline, grades, extended test histories, state reporting codes and more, thereby helping to meet the need for reporting large and complex sets of information.

The premise of the paper is that all of this information translates into better education for all students through more efficient school management and individualized learning opportunities.

"We have groundbreaking scientific knowledge about the learning process, but schools are restrained by the multiple obstacles of shrinking financial resources, mounting social pressure, students' personal learning barriers and an unprecedented explosion of information," he said. "Fortunately, the education industry is beginning to focus on how to manage learning with technology rather than simply managing technology."

education technology providers alike will depend. He discusses what educators should look for when selecting a student information system and the importance of partnering with a technology company that understands and shares their vision for the future.

Educators may request a free copy of the paper on Pearson Digital Learning's Web site, www.PearsonDigital.com.

Thomas R. Hagley, Jr., director of partnerships and public involvement for Vancouver Public Schools, contributed to "Building Success One Student at a Time: Leveraging Technology to Meet and Exceed NCLB and AYP Requirements."

About James F. Parsley, Ph.D.

Currently the lead consultant at Parsley & Associates, LLC, Dr. Parsley works with educational and corporate clients in the United States and Canada. Previously, he was superintendent of Vancouver Public Schools in Washington State where he implemented innovative programs such as a fiber optic infrastructure linking more than 1,200 classrooms and 8,000 computers with external communities. During his career, he has also served as a classroom teacher, a university professor, and a college administrator. In 2002, he received a "Community Builder Award" from the National Coalition for Technology in Education and Training.

Dr. Parsley consults with Hewlett-Packard Company in the development of its Cooltown @ School initiative and serves as National Superintendent in Residence for the American Association of School Administrators. In February 2003, he received the Distinguished Service Award from that organization for his professional achievements

About Pearson Digital Learning

Working side by side with educators for over 40 years, Pearson Digital Learning is the leader in proven, comprehensive technologies for preK-12 education. Our mission is to provide innovative, research-based digital learning solutions that elevate the art and science of teaching, and inspire students to reach their greatest potential. Reaching more than 20 million learners annually, our products include the SuccessMaker® Enterprise and NovaNET® educational courseware, KnowledgeBox® digital learning system, Concert™ Instruction & Assessment, and SASIxp™ student information system. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program™ and Waterford Early Math & Science™, adaptive computer-based instruction developed by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education (NYSE: PSO), the world's leading integrated education company.

More information can be found at www.PearsonDigital.com.

Further information

Leslie Eicher
Eicher Communications
314-965-1776 or Leslie@EicherCommunications.com

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15 September 2003

Pearson wins two-year extension for New Jersey test

IOWA CITY, Iowa - Pearson Educational Measurement today announced that the New Jersey Department of Education had awarded the company a two-year, $11 million contract extension for the continued administration of the Grade Eight Proficiency Assessment (GEPA), which tests over 105,000 students each year in language arts literacy, mathematics, and science.

The GEPA is part of the New Jersey Department of Education's strategic plan to meet the federal testing mandates of No Child Left Behind. Signed into law last January, NCLB requires testing in literacy and math in grades 3-8 and in high school by the 2005-2006 school year. Under both state and federal law, all assessments must be tied to the state's Core Curriculum Content Standards.

"Pearson Educational Measurement has supported major assessment programs for the State of New Jersey for over a decade, and this extension of the Grade Eight Program will be an integral part of the State's overall NCLB effort for the next two years. We've developed a very cohesive and effective team with the department and look forward to continuing our support," said Steve Kromer, Vice President and General Manager.

Pearson Educational Measurement will be responsible for overall program management, test assembly, psychometrics, publishing and distribution, scoring, and test data reporting services.
In addition to New Jersey, Pearson Educational Measurement currently provides large scale assessment services to 20 states and works with test publishers in all 50 states.

About Pearson Educational Measurement

Pearson Educational Measurement is the nation's largest commercial processor of K-12 student assessment tests. The company operates as a business of Pearson Education, based in Upper Saddle River, N.J., the world's largest integrated education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

David Hakensen
(952) 681-3040

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15 September 2003

The English Roses: The first of five books by Madonna

for children of all ages... (even grown-up ones).

Publication date: Monday 15th September 2003 Price: £12.99

Puffin Books, in association with Callaway Editions in the US, is pleased to announce the simultaneous worldwide release of Madonna's first children's book, THE ENGLISH ROSES, a story of rivalry and friendship among school girls in contemporary London. The sumptuous 48-page hardback features whimsical, colourful illustrations by renowned fashion artist, Jeffrey Fulvimari.

By virtue of its global release, The English Roses already secures its place in publishing history. It is being released on Monday 15th September with a strict on-sale time of 8 a.m. GMT in 30 languages and in more than 100 countries.

The English Roses tells the story of four little girls-Nicole, Amy, Charlotte and Grace-who are eleven years old and the very best of friends. "They are practically glued to each other at the hip," writes Madonna in her book, and they are all "a little bit jealous of another girl in the neighborhood"-a beautiful girl named Binah whose seemingly perfect life makes them "green with envy." However, when a feisty, pumpernickel-loving fairy godmother takes them on a magical journey, they learn to their great surprise that Binah's life is not nearly as enviable as it has seemed. The English Roses is an inspiring story about the importance of compassion and the rewards of friendship.

Madonna drew on her own experiences when writing this book. "As a child, I experienced jealousy and envy toward other girls for any number of reasons: I was jealous they had mothers, jealous they were prettier and richer," she says. "It isn't until you grow up that you realise what a waste of time those feelings are."

Francesca Dow, Managing Director of Puffin comments: "We are proud to be publishing Madonna's books for children and delighted that they will join Puffin's treasure trove of great children's books alongside some of the very best children's authors and illustrators including Roald Dahl, Raymond Briggs, Anne Fine and Eoin Colfer. The English Roses has been a pleasure to work on. It looks absolutely stunning, it's wonderfully written with fantastic illustrations."

US Publisher Nicholas Callaway says, "It has been a great partnership working with Madonna on this project. She is a creative engine with an unerring eye and an absolutely clear

The English Roses is the first of five children's books by Madonna. The subsequent four books are set in different times and places. Each features a new cast of characters brought to life by different celebrated illustrators. Each book is completely different from the other, but all convey an important and inspiring message for children of all ages-even grown-up ones.

THE ENGLISH ROSES by Madonna is to be published by Puffin on 15th September 2003, price £12.99, 48-pages, hardback.

THE SECOND BOOK, MR. PEABODY'S APPLES, WILL BE RELEASED WORLDWIDE ON NOVEMBER 10, 2003.

Notes

- Madonna's recording career has spanned more than two decades and is recognized as one of the most successful and influential of modern times. Over the last twenty years, she has sold close to two hundred million albums worldwide, has had over twenty five Top Ten singles and received three Grammy awards. Madonna's most recent album American Life was released in April 2003 and went immediately to the top of the charts.

- The highest production standards mark the creation of The English Roses, which features unusual collectible elements such as premium paper, state of the art digital prepress and printing, and a matte laminated jacket with a special "lip gloss" effect.

- Puffin is the UK's leading publisher of children's books and one of its best loved brands. The publishing programme spans illustrated books for the very young through to teenage fiction, poetry and non-fiction. Puffin publishes an award-winning range of best-selling authors, including Janet and Allan Ahlberg, Eric Carle, Eoin Colfer, Roald Dahl, Anne Fine, Dick King-Smith and Melvin Burgess. Puffin is part of Penguin Group (UK). Penguin Group is part of Pearson plc, the international media company.

- Callaway Editions, headquartered in New York, is the originating publisher and has licensed book rights through The Wylie Agency to 32 distinguished houses, including Gallimard Jeunesse in France, Penguin Books for Young Readers in the UK, and Hanser Verlag in Germany [a complete list is attached]. Callaway Editions, founded in 1980 by Nicholas Callaway, is best known for its hugely successful Miss Spider book series. The firm specializes in family entertainment across all media-book publishing, 3-D computer animation for film and television, and product design.

- Jacket image, illustrations from the book and a photo and illustration of Madonna are available at the online press office at www.penguin.co.uk or by email to katherine.hancock@penguin.co.uk

Nicky Stonehill , Colman Getty PR,
Tel: 0131 477 7950 or email: nicky@colmangettypr.co.uk.

Or

Laura Creyke, Colman Getty PR
Tel: 0207 631 2666 or email laura@colmangettypr.co.uk

 |

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17 September 2003

Les Echos, France's leading business daily, relaunches

Les Echos, the French national business newspaper, has been revamped. From this week, *The Financial Times'* sister title has improved its news and comment by introducing two new sections, changing its format and sharpening its look and feel. Twenty new jobs have been created. The first section of *Les Echos* covers commerce and politics and the second, Entreprises et Marchés (Companies and Markets), deals with specific businesses and markets. From this weekend, the newspaper will have a third section, Les Echos Weekend.<

Les Echos is now bigger in size and has moved to the *berlinois* format, meaning more space in the newspaper for editorial coverage and advertising.

In terms of design, the newspaper is clearer and cleaner. Whilst *Les Echos* has become a bigger read, articles are more succinct and where appropriate, shorter. In line with the demands of busy readers, there is an increased use of briefs and text boxes to make stories snappier and more accessible.

For the first time in the newspaper's history, photos are used, although it will retain its trademark use of sketches.

There are twenty new jobs at *Les Echos* , across the business. One of these is an editorial post in New York and another, an editorial post in Brussels.

The revamp is supported by an integrated marketing campaign, incorporating poster, radio and press advertising, using the agency BDDP & Sons. The strapline is *On comprend mieux le monde à travers l'économie* (For a better understanding of the business world, read Les Echos).

Additional Information

Over the last fifteen years, Les Echos' circulation has increased by 51.7% and pagination has gone from 35 to 61.

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18 September 2003

Chief executive Marjorie Scardino's presentation to the Citigroup Smith Barney 4th Annual European Media Conference

Click here to download the powerpoint presentation (1.2Mb)

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18 September 2003

Pearson Education acquires LessonLab

The premier teacher professional development and education research company

Research-Based Learning Model Expands Pearson Education's Professional Development For K-12 Teachers

Upper Saddle River, NJ - Pearson Education, the world's leading educational publisher (NYSE: PSO), has acquired LessonLab, a pioneer in education research and state-of-the-art technologies for teaching and professional development. The agreement reflects the two companies' continued commitment to the importance of teacher quality and professional development, both integral elements of the No Child Left Behind Act of 2002.

Pearson Education previously held a minority ownership in LessonLab, and in 2001 announced a partnership to deliver LessonLab's online platform to Pearson Education's K-12 customers.

Beth Wray, formerly President of the Pearson Learning Group, has been named President of the new LessonLab, which incorporates all of Pearson Education's Professional Development businesses. Dr. James Stigler, who cofounded LessonLab in 1998, will stay on as CEO.

Dr. Stigler is Professor of Psychology at UCLA and Director of the TIMSS Video Studies (Third International Mathematics and Science Study), which involves videotaping and analyzing teaching practices in more than one thousand classrooms in various countries. He is also the co-author of two highly regarded books, The Teaching Gap and The Learning Gap.

LessonLab's mission is to understand and improve classroom teaching and learning. It has a large and constantly growing knowledge base that includes research into how teachers learn and videotaped examples of effective classroom practices. Through LessonLab's proprietary learning software, teachers can apply this research and analyze videotaped lessons to improve their own teaching methods.

LessonLab's customers include a number of school districts, state education departments, the Federal Department of Education, the College Board and education bodies from around the world. It has recently been awarded research grants from the National Science Foundation and the U.S. Department of Education's new Institute of Education Sciences.

since President Bush took office - is for the Improving Teacher Quality State Grants program.

To date, 35 states have implemented policy linking teacher certification and student content standards, while 9 states have begun the process of doing so, according to the U.S. Education Secretary's Report on Teacher Quality.

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22 September 2003

Notes on a Scandal by Zok Heller shortlisted for the Man Booker prize for fiction 2003

Published in Viking hardback on 5th June 2003 at 14.99

Zoë Heller's Notes on a Scandal is one of the six books shortlisted for this year's Booker Prize. The overall winner will be announced at a televised ceremony on the 14th October. The odds on Zoë winning are currently at 14 - 1 making her joint second favourite behind Margaret Atwood's *Oryx and Crake*. The winner receives £50,000 with a guaranteed increase in sales and recognition worldwide. Each of the six shortlisted authors, including the winner, receives £2,500 and a designer bound edition of their own book.

The Book

Schoolteacher Barbara Covett leads a solitary existence. When Sheba Hart joins St. George's as the new art teacher, Barbara senses the possibility of a new friendship. It begins with lunches and continues with regular invitations to meals with Sheba's seemingly close-knit family. But as Barbara and Sheba's relationship develops, another does as well: Sheba has begun a sexual affair with an underage male pupil. When it comes to light and Sheba falls prey to the inevitable media circus, Barbara decides to write an account in her friend's defence - an account that reveals not only Sheba's secrets but her own.

The Reviews

"...a superbly gripping book that suggests that Heller could well become one of those most arresting novelists of her generation." *The Telegraph*

"Truly tragicomic...this little psychological masterpiece continues to disturb long after its last page." *The Guardian*

"...probably the most gripping book I have read so far this year." *The Independent on Sunday*

"A sympathetic portrayal of the isolation at the heart of human consciousness, Notes on a Scandal finds an elegant balance between dark comedy and tragedy, and concludes on a satisfyingly sinister note." *The Observer*

"Again and again, a well-chosen word renders an ordinary sentence exceptional...This is a beautifully crafted piece, subtly characterised, with verbal felicities on every page." *The Times*

Viking in 1999. Zoe Heller's work as a feature writer, critic, and columnist has appeared in the *Daily Telegraph*, the *New Republic*, *Vogue*, the *New Yorker*, *Vanity Fair* and the *London Review of Books*. She lives in New York and is available for interview.

The Prize

Man Booker 2003 Shortlist

Author - Title - Publisher

Monica Ali - Brick Lane - Doubleday
Margaret Atwood - Oryx and Crake - Bloomsbury
Damon Galgut - The Good Doctor - Atlantic Books
Zoë Heller - Notes on a Scandal - Viking Penguin
Clare Morrall - Astonishing Splashes Of Colour - Tindal Street Press
DBC Pierre - Vernon God Little - Faber & Faber

The Judges

Professor John Carey commented, 'This is giant killers' year in the Man Booker. Three first novels and only one big name left.' Chaired by Professor John Carey - writer, academic and broadcaster - 2003's lively judging panel encompasses the very best of literary and academic knowledge and comprises: D.J. Taylor, novelist, biographer and literary critic; Rebecca Stephens, MBE, record-breaking mountaineer and journalist; Francine Stock, novelist, broadcaster and presenter; and A.C. Grayling, writer, academic and critic.

This year the Man Booker Prize for Fiction awards ceremony will be held in the Great Hall of the British Museum. The event, which will be televised live on BBC2 and BBC4, takes place on Tuesday, 14 October.

Further information

Amelia Fairney, Publicity Director on Tel: 020 7010 3247 / amelia.fairney@penguin.co.uk

FT.com will also feature Asia Watch - a new daily online analysis of equity markets, as well as Asia-focused Lex live notes published during the Asian business day. There will be more online special reports, linked to FT.com's rich database. Elements of the site will be translated into Chinese for zhongwen.ft.com, the FT's recently launched website for the internationally-minded Chinese business person.

John Ridding, Editor and Publisher for the Financial Times' Asia edition, said : "We have identified a strong and growing demand for high-quality, independent news and analysis across the region. Our new edition gives Asia its rightful place in the global economy, striking the right balance between regional and global coverage.

The strength of our international reporting network ensures that we will continue to maintain our edge in providing insightful and independent coverage of European and US affairs. Our new Asia operation will also supply regional news and analysis for our editions in Europe and the US, strengthening the global FT operation. We now have a powerful and truly global news machine, which gives us unrivalled international judgment."

Olivier Fleurot, Chief Executive of the Financial Times commented; "In the last 6 years, we've transformed the FT from a predominantly UK-based title to a truly global publication. This is the final piece in our global jigsaw. The new Asia edition will boost our global circulation and enhance our advertising revenue, giving our advertisers more opportunity to reach the valuable Asian market."

The Financial Times now has dedicated editions, both in print and online, for the UK, Continental Europe, US and Asia.

Notes

The FT is firmly established as one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community.

Printed in twenty-one sites across the world, the Financial Times newspaper currently has a circulation of 460,000 copies worldwide, and a readership of over 1.6 million. FT.com's 3.8 million unique monthly users generate over 65 million monthly page views, delivering a premium audience to advertisers. FT.com now has over 57,000 subscribers.

Further information

Hong Kong
Katy Hemmings, Financial Times, + 852 2905 5535 or
katy.hemmings@ft.com

Shakespeare. It puts Shakespeare's major works in historical perspective with actual dramatic productions from some of the best directors in the world.

- **Destination America** is being co-developed with DK in London. It is a major multi-part documentary tracing the history of immigration to the United States in the 19th and 20th Centuries, told through the stories of actual families in both their home countries and in America. David Grubin, winner of multiple Emmy Awards in documentary television, will be the producer.

Penguin Television will also continue to expand its existing television production in China as part of Pearson's overall strategy for this growing market. "Beijing to London Taxi", a 13-hour travel documentary on the journey of two Chinese passengers and a London cabbie in a black cab from Tiananmen Square to Trafalgar Square, became a major hit in China and captured landmark sponsorship from Kodak and the mobile communications giant China Unicom.

Notes

John Hollar joined Pearson in 2000 to create Pearson Broadband and led the company from start-up to expansion in television, broadband digital content and international co-productions. Before joining Pearson he was Executive Vice President of PBS in the United States, where he founded the operating division responsible for PBS's online, video/DVD and education businesses.

Pearson Broadband led the development of the KnowledgeBoxÒ digital curriculum system in the United States, Asia and the United Kingdom. KnowledgeBox will become a product line of Pearson Education as Mr Hollar's team turns its attention full-time to building Penguin's brand in television worldwide.

Mr. Hollar's senior team will include Eric Jones, Executive Vice President; Simon Jollands, Director of Television; and Anne Magnol, Head of Sales, all based in London; and Carlos Alcazar, Vice President, Strategic Ventures and New Business, based in the United States.

The Penguin Group is part of Pearson plc, the international media company.

Further information

In the US:

Marilyn Ducksworth, Penguin Group (USA), (212) 366-2564 or email
Marilyn.Ducksworth@us.penguingroup.com

Dave Zimmer, Penguin Group (USA), (212) 366-2687 or email

Joanna Prior, Penguin Group (UK), 44 20 7010 3250 or email
joanna.prior@penguin.co.uk

Laura Jones, Penguin Television, 44 20 7010 2916 or email
Laura.jones@penguintv.com

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24 September 2003

Financial Times is Europe's Leading Daily Newspaper for Opinion Leaders

London - The Financial Times has again been confirmed as Europe's number one daily newspaper amongst the elite audience of opinion formers, according to the influential European Opinion Leaders Survey (EOLS).

The FT maintains its position as Europe's number one daily newspaper in the 2003 survey over 31,000 'opinion leaders' throughout Europe.

The survey also ranks the FT as the number one title for those in business/economics and in politics/government.

The Financial Times is confirmed as the most 'influential' and 'credible' European publication in the EOLS survey, and those interviewed believed that the Financial Times was the newspaper that kept readers best informed of all the European titles covered in the survey.

The EOLS 2003 research covers readership of 12 international and 58 national titles throughout Europe.

Gill Hart, Marketing Director for the Financial Times in Europe, the Middle East and Africa commented;

"Once again, the FT clearly leads the way in Europe. If you want to influence the influencers in the UK and Europe, then the Financial Times is the daily newspaper for the elite, decision maker audience. The Financial Times is Europe's business newspaper."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.

Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.8 million unique monthly visitors, generating over 65 million page views and has over 57 000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Joanna Manning-Cooper
+44 (0) 207 873 4447

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24 September 2003

Pearson Education chosen as one of 100 best companies for working mothers by Working Mother magazine

Cited for Work Life Benefits for Fourth Consecutive Year

Upper Saddle River, NJ - For the fourth consecutive year, Pearson Education, the world's leading educational publisher (NYSE: PSO), was named today to Working Mother magazine's prestigious list of "100 Best Companies for Working Mothers." This annual list cites corporations that recognize the value of meeting the needs of working families.

Companies are judged on the number of work/life programs they offer, the employee usage of these programs and the representation of women throughout the company. This year, Working Mother gave particular weight to three issues: flexible scheduling, because it is essential for working mothers; advancement of women, because it is critical for women in the workplace; and child-care options, because without them, parents can't work.

Pearson Education meets these criteria with a wide array of programs, including working arrangements that provide for telecommuting from one to five days per week, job sharing, flex-time and a compressed summer work week. The company provides emergency back-up child care and, for prospective adoptive parents, up to $3,000 in adoption financial aid as well as help through the often frustrating tangle of adoption agency rules and requirements.

When compared to many other U.S. companies Pearson Education also competes strongly in advancing women through its ranks. Women comprise approximately 60 percent of Pearson Education's workforce while the majority of its first-line managers are women.

"We understand that in order for our employees to be effective in their jobs, we must provide Work Life programs that will help them navigate their work and personal lives," said Angela Schwers, Vice President of Human Resources at Pearson Education.

Pearson Education also offers paid leave to care for a seriously ill family member or new child, a benefit still rarely seen among most American companies

About Pearson Education

Wesley, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

To learn more about Pearson Education's Work Life Solutions, see our brochure online at: http://www.pearsoneducation.com/careers/.

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24 September 2003

Cisco Press Author Rouzbeh Yassini, Father of the Cable Modem, Tells How Broadband Will Change Our Lives

Planet Broadband explores the newest Internet-access technology and how it can solve technological, environmental, and social problems.

Indianapolis, IN - Aligning with author Rouzbeh Yassini, one of the most influential leaders in the telecommunications industry, Cisco Press delivers Planet Broadband, a breakthrough book that explores the latest Internet-access technology and reveals how broadband can solve many of today's problems. The book avoids the style of jargon-laden technical manuals to describe to a broad audience of consumers, as well as business and technical professionals, not just what broadband is, but why broadband matters to everyday people.

Broadband is becoming the most influential medium of communication since the telephone. It's lightning-fast, always connected, and transforms the Internet from a dry medium of words to a multimedia pipeline that delivers video, audio, and a broad array of other media, including television programming, while saving businesses millions. "Experts estimate half of all U.S households will have broadband by 2007," says Leslie Ellis, author and consultant who has covered the cable television technology and industry economics since 1987.

Planet Broadband provides a guided tour of this emerging era that is already touching the lives of millions. This title also features thought-provoking reporting and commentary from recognized leaders in business, academia, and government who are literally reshaping their institutions thanks to the power of broadband connectivity. The one-of-a-kind book published by Cisco Press, Planet Broadband is a business visionary title that goes above and beyond the scope of most broadband technology books and promises to help general interest readers understand broadband communications and how they too can profit and prosper from its onset.

According to David Fellows, CTO of Comcast Cable Communications, "I have known and worked with Rouzbeh Yassini and his contributors for over a decade, and, in a sense, we (and many others) have tried to discover what broadband is together. This book is a collection of their learnings, observations, and guesses." In addition, Fellows writes in the foreword of Planet Broadband, "Broadband will change everything about the way you are entertained, informed, educated, how you communicate, and schedule your life. Maybe even how you are governed. Broadband is the electricity of the information age."

Planet Broadband [1-58720-090-2] SRP: $29.95

Rouzbeh Yassini is the founder and CEO of YAS Broadband Ventures LLC of Andover, Massachusetts, a venture capital firm that provides capital financing, consulting services, and academic insight into the broadband industry. In 1990, he founded LANcity, which introduced the first high-speed residential communications modem that was designed to integrate with cable television networks. LANcity's successful introduction spawned a new consumer electronics technology category known as the cable modem, which today, is used in more than 12 million U.S. households. In 1998, CED Magazine named Rouzbeh Yassini its Man of the Year, recognizing his contributions to the industry.

Cisco Press, a partnership between Cisco Systems® (NASDAQ:CSCO) and the Pearson Education division of Pearson plc (NYSE:PSO), is the official publisher of Cisco® networking technology and Cisco certification self-study materials for networking students and professionals. With products designed to help users prepare for Cisco certifications and master the implementation and support of a diverse range of networking technologies, Cisco Press provides a variety of products to suit individual learning styles. Cisco Press resources are the only print companions reviewed and approved by Cisco Systems for use in the Cisco Networking Academy Program. Cisco Press products can be purchased at your favorite local bookstore, computer/electronic store, online bookseller, or at www.ciscopress.com.

Further information

Jamie Adams
Cisco Press
317-428-3012
jamie.adams@ciscopress.com

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25 September 2003

Cisco Press and Barnes & Noble announce new CCNA self-study custom editions

Visit your local Barnes & Noble store or Barnes &Noble.com for access to Exclusive Networkers Content

Indianapolis, IN - 2003 Cisco Press, the best-selling publisher of Cisco certification self-study books, works with Cisco Learning Partners and booksellers to bring IT professionals tools and promotions that will help further their learning. Partnering with Barnes & Noble (NYSE: BKS) and Barnes & Noble.com (NASDAQ: BNBN) (www.bn.com), Cisco Press has created an all-new lineup of custom editions for the latest CCNAâ exams that include access to exclusive content from Networkers 2003.

The new custom editions provide access to presentations from the Cisco Networkers 2003 user conference on subjects like wireless, IP telephony, and network security. Visit your nearest Barnes & Noble bookstore today or bn.com/ccna to purchase any of the following editions:

CCNA Certification Library (CCNA Self-Study), ISBN: 158720097X
CCNA ICND Exam Certification Guide (CCNA Self-Study), ISBN: 1587200961
CCNA Flash Cards and Exam Practice Pack (CCNA Self-Study), ISBN: 1587200988

As the official publisher of Cisco Systems, Cisco Press is again first to market with a broad selection of self-study titles for the CCNA 640-801, INTRO 640-821, and ICND 640-811 exams.

About Cisco Press

Cisco Press, a partnership between Cisco Systems® (NASDAQ:CSCO) and the Pearson Education division of Pearson plc (NYSE:PSO), is the official publisher of Cisco® networking technology and Cisco certification self-study materials for networking students and professionals. Cisco Press resources are the only print companions reviewed and approved by Cisco Systems for use in the Cisco Networking Academy Program. Cisco Press products can be purchased at your favorite local bookstore, computer/electronic store, online bookseller, or at www.ciscopress.com.

About Barnes and Noble, Inc.

states. It also operates 234 B. Dalton Bookseller stores, primarily in regional shopping malls. The company offers titles from more than 50,000 publisher imprints, including thousands of small, independent publishers and university presses. It conducts its e-commerce business through Barnes & Noble.com (NASDAQ: BNBN) (http://www.bn.com).

Barnes & Noble also has approximately a 63 percent interest in GameStop (NYSE: GME), the nation's largest video-game and entertainment-software specialty retailer with 1,393 stores.

General financial information on Barnes & Noble, Inc. can be obtained via the Internet by visiting the company's corporate Web site: http://www.barnesandnobleinc.com/financials.

About Barnes & Noble.com

Barnes & Noble.com is a leading Internet-based retailer of books, music, DVD/video and online courses. Since opening its online store (www.bn.com) in March 1997, Barnes & Noble.com has attracted more than 15.2 million customers in 230 countries. Barnes & Noble.com's bookstore includes the largest in-stock selection of in-print book titles with access to approximately one million titles for immediate delivery, supplemented by more than 30 million listings from its nationwide network of out-of-print, rare and used book dealers. Barnes & Noble.com offers its customers fast delivery, easy and secure ordering, and rich editorial content.

Further information

For more information visit www.ciscopress.com

or

Jamie Adams
Cisco Press
317-428-3012
Jamie.adams@ciscopress.com